UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
BAUSCH HEALTH COMPANIES INC.
(Exact name of the registrant as specified in its charter)

British Columbia, Canada	001-14956	98-0448205
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2150 St. Elzéar Blvd. West, Laval, Quebec, Canada	H7L 4A8
(Address of principal executive offices)	(Zip code)

D. Alexander Matheson	(908) 927-1164
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The Bausch Health Companies Inc. Conflict Minerals Report for the calendar year ended December 31, 2019 filed herewith as Exhibit 1.01, is available at www.bauschhealth.com
Item 1.02 Exhibit
The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form.
Section 2 — Exhibits
Item 2.01 Exhibits
Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Bausch Health Companies Inc. (Registrant)

/s/ Christina Ackermann	Date: June 1, 2020
By (Signature and Title)	(Date)
Christina Ackermann Executive Vice President, General Counsel